SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GENIE ENERGY LTD.
(Name of Issuer)

Class B Common Stock, $0.01 par value
(Title of Class of Securities)

372284208
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372284208	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Ilex Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 916,271
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 916,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,271
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.63%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 372284208	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Steinhardt Overseas Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 916,271
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 916,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,271
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.64%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 372284208	13G/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Michael H. Steinhardt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 916,271
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 916,271
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,271
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.64%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 372284208	13G/A	Page 5 of 8 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is GENIE ENERGY LTD. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
The Company's principal executive offices are located at 520 Broad Street, Newark, New Jersey 07102.

Item 2(a).	NAME OF PERSON FILING

	(i)	Ilex Partners, L.L.C., a Delaware limited liability company ("Ilex"), with respect to the shares of Common Stock directly owned by it;

	(ii)	Steinhardt Overseas Management, L.P., a Delaware limited partnership ("SOM"), with respect to the shares of Common Stock directly owned by Ilex; and

	(iii)	Michael H. Steinhardt ("Mr. Steinhardt"), with respect to the shares of Common Stock directly owned by Ilex.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is 650 Madison Avenue, 17th Floor, New York, New York 10022.

Item 2(c).	CITIZENSHIP
Ilex is a limited liability company organized under the laws of the State of Delaware. SOM is a limited partnership organized under the laws of the State of Delaware. Mr. Steinhardt is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class B Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER
372284208.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

CUSIP No. 372284208	13G/A	Page 6 of 8 Pages

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	OWNERSHIP
A.	Ilex Partners, L.L.C.
	(a)	Amount beneficially owned: 916,271
	(b)	Percentage of class: 3.64% The percentage set forth in this Schedule 13G/A is calculated based upon the 25,175,759 shares of Common Stock outstanding as of November 8, 2019 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 12, 2019.
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 916,271
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 916,271

B.	Steinhardt Overseas Management, L.P.
	(a)	Amount beneficially owned: 916,271
	(b)	Percentage of class: 3.64%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 916,271
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 916,271

CUSIP No. 372284208	13G/A	Page 7 of 8 Pages

C.	Michael H. Steinhardt
	(a)	Amount beneficially owned: 916,271
	(b)	Percentage of class: 3.64%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 916,271
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 916,271

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 372284208	13G/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 7, 2020

/s/ Michael H. Steinhardt
Michael H Steinhardt, individually, and as general partner of Steinhardt Overseas Management, L.P., for itself and as managing member of Illex Partners, L.L.C.